May 1, 2009

VIA Overnight Mail

Mr. Gary Todd
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Eastman Kodak Company
Definitive Schedule 14A
Filed April 2, 2009
File No. 001-00087

Dear Mr. Todd:

This letter responds to your letter of April 21, 2009 regarding the above referenced Proxy Statement filed on Form 14A on April 2, 2009 (the “Proxy Statement”) by Eastman Kodak Company (the “Company”).  Your comment is set forth below followed by our response.

Item 11.  Executive Compensation

Competitive Compensation Analysis, page 36

1.
By letter dated January 29, 2008, the registrant responded to a prior staff comment by stating that, “In future filings, to the extent the Compensation Committee does not know the names of the specific individual companies within these surveys, we will indicate this fact in our disclosure rather than identifying the specific individual companies included in the surveys.”  Tell us where in the disclosure the registrant has complied with this representation.  We note the disclosure that the Committee does not review the individual companies, which is not the same as the representation the registrant agreed to make.

In 2008, the Compensation Committee was not made aware of the names of the individual companies that were included in the national compensation surveys.  Although we attempted to convey this fact by disclosing the process that is followed with regard to survey data and stating that “[t]he Committee does not review the individual companies who participate in these surveys”, the precise statement in the first sentence above was not disclosed in our Proxy Statement.

In future filings, to the extent the Compensation Committee does not know the names of the specific individual companies within compensation surveys upon which it relies, we will indicate this fact in our disclosure.

As requested in your letter, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate this opportunity to provide this response.  If you would like to discuss our response, please contact me at 585-724-9022.

Sincerely,

                                                                                               /s/ Patrick M. Sheller

Patrick M. Sheller
Corporate Secretary

cc:  Antonio M. Perez
       Richard Braddock
       Frank S. Sklarsky
       Joyce P. Haag
       Robert L. Berman
       Virginia M. Meredith